Exhibit 21.1

BROOKSTONE, INC.

List of Subsidiaries

October 29, 2005

Name	Organized under laws of:

Brookstone Company, Inc.	New Hampshire

Brookstone Holdings, Inc.	New Hampshire

Brookstone Properties, Inc.	New Hampshire

Brookstone International Holdings, Inc.	New Hampshire

Brookstone Purchasing, Inc.	New Hampshire

Brookstone Stores, Inc.	New Hampshire

Gardeners Eden, Inc.	New Hampshire

Brookstone Retail Puerto Rico, Inc.	Puerto Rico

Advanced Audio Concepts, Limited	Hong Kong

Brookstone O’Hare, LLC	Delaware

Brookstone/National Concessions Management Joint Venture	n/a

National Concessions Management Brookstone Stores Georgia, LLC	Delaware

Brookstone Dallas Fort Worth, LLC	Delaware